April 26, 2011

Via overnight courier and EDGAR correspondence

Ms. Kate Tillan

Assistant Chief Accountant, A/D #10

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pro-Dex, Inc. — File No. 000-14942

Dear Ms. Tillan:

This letter confirms receipt of your letter to Harold A. Hurwitz dated April 14, 2011 in which you request certain information related to our Form 10-K for the fiscal year ended June 30, 2010 and our Forms 10-Q for the quarters ended September 30 and December 31, 2010. Also, this confirms your agreement to extend the due date for our responses to your letter to May 9, 2011.

We greatly appreciate your accommodation. Should you have any questions, please contact me at (949) 769-3250 to discuss.

Very truly yours,

/s/ Harold A. Hurwitz
Harold A. Hurwitz
Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	Mr. Martin James

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com